Bingham McCutchen
One Federal Street
Boston, MA 02110-1726

August 7, 2012

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C.  20549

Re:	Narragansett Insured Tax-Free Income Fund
Preliminary Proxy Materials
File Nos. 33-48696 and 811-6707

Ladies and Gentlemen:

On behalf of Narragansett Insured Tax-Free Income Fund, a Massachusetts business trust (the “Fund”), we enclose herewith pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, and Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), a preliminary copy of the notice of annual meeting, notice of special meeting, joint proxy statement and forms of proxy to be used in connection with each of the annual meeting and special meeting of shareholders of the Fund, to be held on October 17, 2012.

The purpose of the meetings to which the enclosed materials relate is to solicit shareholder approval of the following proposals:

1.	With respect to the annual meeting of shareholders: (i) to elect seven Trustees of the Fund; and (ii) to ratify the selection of the Fund’s independent registered public accounting firm; and

2.
With respect to the special meeting of shareholders: to approve the elimination of the Fund’s fundamental policies relating to (a)  Insured Rhode Island Obligations; (b)  permitted Fund investments; and (c)  investments in voting securities, other investment companies and certain other instruments.

Pursuant to Rule 14a-6(d) under the 1934 Act, definitive copies of the enclosed materials filed pursuant to Rule 14a-6(a) are intended to be first given or sent to shareholders on or about August 22, 2012.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz